UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Conyers Park III Acquisition Corp.

(Name of Issuer)

Class A common stock, par value $0.0001

(Title of Class of Securities)

21289P201

(CUSIP Number)

December 28, 2023

(Date of Event Which Requires Filing of this Statement)

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☐  Rule 13d-1(b)

☐  Rule 13d-1(c)

☒  Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 21289P201
1.	Names of Reporting Persons Conyers Park III Sponsor LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 0
12.	Type of Reporting Person (See Instructions) PN

Item 1(a).	Name of Issuer

Conyers Park III Acquisition Corp.

Item 1(b).	Address of the Issuer’s Principal Executive Offices

999 Vanderbilt Beach Road, Suite 601 Naples, Florida 34108

Item 2(a).	Names of Persons Filing

This statement is filed by the Reporting Person listed in response to Item 1 on the cover page.

Item 2(b).	Address of the Principal Business Office, or if none, Residence:

999 Vanderbilt Beach Road, Suite 601 Naples, Florida 34108

Item 2(c).	Citizenship

See responses to Item 4 on the cover page.

Item 2(d).	Title of Class of Securities

Class A Common Stock, par value $0.0001

Item 2(e).	CUSIP Number

21289P201

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a(n):

Not Applicable.

Item 4.	Ownership

(a)	Amount beneficially owned: See response to Item 9 on the cover page.

(b)	Percent of Class: See response to Item 11 on the cover page.

(c)	Number of shares as to which the Reporting Person has:

(i)	Sole power to vote or to direct the vote:

See responses to Item 5 on the cover page.

(ii)	Shared power to vote or to direct the vote:

See responses to Item 6 on the cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See responses to Item 7 on the cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See responses to Item 8 on the cover page.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certifications

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 24, 2024

CONYERS PARK III SPONSOR LLC

By:	/s/ Brian K. Ratzan
Name:	Brian K. Ratzan
Title:	Authorized Signatory

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